NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: GE Aerospace Company

NAME OF PERSON RELYING ON EXEMPTION: Katie Carter, Presbyterian Life & Witness, Presbyterian Church (U.S.A.), A Corporation
ADDRESS OF PERSON RELYING ON EXEMPTION: 100 Witherspoon St; Louisville, KY 40202

To:	GE Aerospace Company's Shareholders
Subject:	2026 Proxy Statement—Item No. 7: Report on the implementation of GE Aerospace Company’s Human Rights Policy in Conflict-Affected and High-Risk Areas
Date:	March 31, 2026
Contact:	Katie Carter, Presbyterian Life & Witness, Presbyterian Church (U.S.A.), A Corporation; katie.carter@pcusa.org

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Presbyterian Life & Witness, an agency of the General Assembly of the Presbyterian Church (U.S.A.), through the Presbyterian Church (U.S.A.), A Corporation urges shareholders to vote FOR Proxy Item No. 7, Report on the Implementation of GE Aerospace Company’s Human Rights Policy regarding Exposure to Human Rights Harms or Violations of International Humanitarian Law in Conflict-Affected and High-Risk Areas (CAHRA), which was co-filed by Portico Benefit Services. The proposal will be voted on at the May 5, 2026, Annual Meeting of GE Aerospace (“Company” or “GE Aerospace”).

Resolved

Shareholders request that the Board of Directors commission an independent third-party report, at reasonable expense and excluding proprietary information, on the due diligence process GE Aerospace uses to determine if customers’ use of its defense-related products, components, or systems contribute to human rights harms or violations of international humanitarian law (IHL) in conflict-affected and high-risk areas (CAHRA).1

Filers of this resolution are requesting additional transparency concerning how GE Aerospace determines whether its customers’ use of its products or services contributes to, or is linked with, violations of IHL and human rights in CAHRA. Furthermore, the Filers seek to determine if the Company’s due diligence practices align with its public statements and commitments outlined in its Human Rights Policy (HRP).2 As long-term shareholders of General Electric, the Filers are concerned with potential material legal, regulatory, operational, and reputational impacts related to GE Aerospace following the 2024 spin-off. We find current disclosure surrounding these CAHRA risks insufficient, which prevents shareholders from examining the adequacy of the Company’s implementation of risk prevention and mitigation measures compared to its stated commitments.

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1 OECD (2016), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing, Paris, http://dx.doi.org/10.1787/9789264252479-en (accessed March 7, 2026).

2 GE Aerospace, “The Spirit & The Letter: Human Rights Policy,” https://www.geaerospace.com/sites/default/files/Human%20Rights%20Policy_EN.pdf (accessed March 7, 2026).

Sales of Defense Components to Rights-Violating Actors

A major portion of GE Aerospace’s business includes providing technology, products, and services in support of defense or other military activities of states engaged in armed conflict and credibly accused of violations of IHL. After the 2024 spin-off, GE Aerospace has continued providing military components and services to:

•	Egypt: The Company provides the Egyptian Air Force with F110 engines for their F-16 fighter jets, though the country’s military has been credibly accused of committing war crimes in Northern Sinai.[3]
•	India: According to its 2025 annual report, GE Aerospace entered into an agreement with Hindustan Aeronautics Limited (HAL) to provide F404 engines for India’s light combat aircraft.[4] The Indian military has been accused of violations of international law throughout its longstanding conflict with Pakistan over the administration of the Jammu and Kashmir territories. This includes allegations that the Indian Air Force violated international law in air strikes conducted in 2025.[5]
•	Israel: Prior to spinning off into GE Aerospace, General Electric provided engines integrated into platforms across Israel’s air force and navy, including Black Hawk, Apache, and Sea Hawk helicopters, as well as F-15s and F-16s, and naval warships linked to alleged violations of IHL in Gaza and Lebanon.[6] In March 2025, the U.S. Air Force awarded GE Aerospace a $5 billion contract to provide F110 engines for allied nations, heightening exposure to these risks.
•	Nigeria: The Company supplies the Nigerian Air Force and Army with PT6A turboprop engines for the A-29 Super Tucano light attack aircraft and T-700 engines for Viper attack helicopters, despite repeated accusations of war crimes during operations against Boko Haram.[7]

•	Saudi Arabia: The Company supplies F110 engines to the Royal Saudi Air Force (RSAF) and recently expanded partnerships to the General Authority for Military Industries (GAMI) and Middle East Propulsion Company (MEPC),[8] despite documented war crimes in Yemen.[9]

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3 Human Rights Watch, “Egypt: Serious Abuses, War Crimes in North Sinai,” May 28, 2019, https://www.hrw.org/news/2019/05/28/egypt-serious-abuses-war-crimes-north-sinai (accessed March 7, 2026).

4 GE Aerospace, “2025 Annual Report,” https://www.geaerospace.com/sites/default/files/geaerospace_2025annualreport.pdf (accessed March 7, 2026).

5 “‘Act of war’: Pakistan pledges retaliation to Indian deadly attacks,” Al Jazeera, May 7, 2025,

https://www.aljazeera.com/news/2025/5/7/pakistan-decries-act-of-war-vows-retaliation-as-india-launches-strikes (accessed March 8, 2026).

6 Who Profits Research Center, “General Electric,” July, 11, 2022, https://www.whoprofits.org/companies/company/6337 (accessed March 7, 2026).

7 Nkasi Wodu, “Nigeria’s Mass Atrocities: Harnessing Civilian Early Warning Data to Improve Civil-Military Response to Atrocities,” Harvard T.H. Chan School of Public Health, September 27, 2024, https://hsph.harvard.edu/atrocity-prevention-lab/news/nigerias-mass-atrocities-harnessing-civilian-early-warning-data-to-improve-civil-military-response-to-atrocities (accessed on March 7, 2026).

8 GE Aerospace, “GE Aerospace and MEPC strengthen Royal Saudi Air Force (RSAF) readiness and regional support with expanded F110-129 agreements,” February 8, 2026, https://www.geaerospace.com/news/press-releases/middleeast/ge-aerospace-and-mepc-strengthen-royal-saudi-air-force-rsaf-readiness-and-

regional#:~:text=New%20agreements%20ensure%20vital%20material,Structural%20Integrity%20Program%20(ENSIP) (accessed on March 7, 2026).

9 Joyce Sohyun Lee, Meg Kelly and Atthar Mirza, “Saudi-led airstrikes in Yemen have been called war crimes. Many relied on U.S. support. Washington Post, June 4, 2022, https://www.washingtonpost.com/investigations/interactive/2022/saudi-war-crimes-yemen (accessed March 7, 2026).

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•	Turkey: GE Aerospace has longstanding partnerships with the country, supporting over 2,300 commercial and defense engines.[10] It has opened Türkiye Technology Centers in the country to support defense capabilities[11] and works extensively with Turkish defense companies Turkish Aerospace and Tusas,[12] in spite of credible allegations of war crimes in Turkish-occupied Syria.[13] Furthermore, in GE Aerospace’s 2025 annual report, the company disclosed it entered into a new transaction to integrate the F404 Turbofan engines into the Hürjet training aircraft.[14]
•	United Arab Emirates (UAE): The Company provides F110 engines and data transfer systems, even as Sudan filed suit against the UAE in 2025 for “complicity in genocide.”[15]

Nuclear Triad and Global Partnerships

While GE Aerospace is not directly involved in nuclear weapon design or manufacturing, it produces engines for key dual-purpose nuclear delivery platforms, including the B-2 Spirit (F118-GE-100 engines)16 and the F-15EX (F110-GE-129 engines),17 which are designed to carry the B61-12 guided tactical nuclear bomb.18

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10 Senad Karaahmetovic, “Turkey gets US approval for GE Aerospace engines for Hurjet aircraft,” Investing.com, September 30, 2025, https://ng.investing.com/news/company-news/turkey-gets-us-approval-for-ge-aerospace-engines-for-hurjet-aircraft-93CH-2125347 (accessed March 7, 2026).

11 GE Aerospace, “Forward Thinking: GE Aerospace’s Türkiye Technology Center Opens New Location,” June 11, 2024, https://www.geaerospace.com/news/articles/forward-thinking-ge-aerospaces-turkiye-technology-center-opens-new-location (accessed March 7, 2026).

12 GE Aerospace, “Turkish Aerospace, TUSAŞ Engine Industries and GE Aerospace Sign MOU to Extend Collaboration on HÜRJET Advanced Training Jet Program,” July 22, 2024, https://www.geaerospace.com/news/press-releases/turkish-aerospace-tusas-engine-industries-and-ge-aerospace-sign-mou-extend (accessed March 7, 2026).

13 Human Rights Watch, “Syria: Abuses, Impunity in Turkish-Occupied Territories,” February 29, 2024, https://www.hrw.org/news/2024/02/29/syria-abuses-impunity-turkish-occupied-territories (accessed March 7, 2026).

14 GE Aerospace, “2025 Annual Report,” https://www.geaerospace.com/sites/default/files/geaerospace_2025annualreport.pdf (accessed March 7, 2026).

15 Matt Spivey, “Sudan takes UAE to world court over 'complicity in genocide',” BBC, March 6, 2025, https://www.bbc.com/news/articles/c3w1nzpg5dgo (accessed March 7, 2026).

16 United States Air Force, “B-2 Spirit - Fact Sheets,” https://www.af.mil/About-Us/Fact-Sheets/Display/Article/104482/b-2-spirit (accessed March 9, 2026).

17 Nick Hurm, “GE Aviation Has Storied History With United States Air Force,” GE Aerospace, September 15, 2020, https://www.geaerospace.com/news/articles/product/ge-aviation-has-storied-history-united-states-air-force (accessed March 9, 2026).

18 Aaron Mehta, “F15-E becomes first aircraft compatible with new nuclear bomb design,” Defense News, June 8, 2020, https://www.defensenews.com/smr/nuclear-arsenal/2020/06/08/f-15e-becomes-first-aircraft-certified-for-new-nuclear-bomb-design (accessed March 9, 2026)

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Furthermore, the Company maintains joint ventures, including partnerships with the Aviation Industry Corporation of China (AVIC), which the U.S. Government identifies as a Chinese military company.19 20 These relationships expose the Company to significant regulatory, material, and reputational risks as tensions in the South China Sea escalate.21

Human Rights and Material Risks Associated with these Transactions

The Filers acknowledge that GE Aerospace primarily sells its products to the U.S. Department of Defense or foreign military agencies with the approval of the U.S. Government. However, providing these weapons systems to state actors credibly accused of human rights or IHL violations continues to expose the Company to salient and material risks, including potential criminal or civil liability and operational disruptions.

For example, despite exporting all weapons systems with Department of Defense consent, several weapons manufacturers, including Lockheed Martin, General Dynamics, and RTX, are currently facing civil litigation based on allegations that their systems were used by Saudi military forces to commit war crimes in Yemen.22 Similarly, the Dutch Supreme Court has enforced a ban on the export of components within the F-35 supply chain based on concerns they could support IHL violations, causing significant disruptions throughout the F-35 value chain.23 Furthermore, in 2025, several notable investors divested from Caterpillar Inc. following credible allegations that its products supported military operations that violated IHL.24

Additionally, the development and proliferation of lethal autonomous weapons systems present a new wave of risks regarding potential violations of international law and human rights. GE Aerospace’s engines and propulsion systems are already being integrated into ShieldAI’s X-Bat combat drones. This raises serious questions regarding the potential absence of “meaningful human control” and corresponding violations of IHL.25

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19 United States Department of Defense, “Entities Identified as Chinese Military Companies Operating in the United States in accordance with Section 1260H of the William M. (“Mac”) Thornberry National Defense Authorization Act for Fiscal Year 2021, https://media.defense.gov/2024/Jan/31/2003384819/-1/-1/0/1260H-LIST.PDF (accessed March 7, 2026).

20 Nathan Picarsic and Emily de La Bruyere, “Corporate Complicity Scorecard,” Victims of Communism, February 3, 2022, https://victimsofcommunism.org/wp-content/uploads/2022/02/Corporate-Complicity-Scorecard-2.3.22.pdf (accessed March 7, 2026).

21 Global Conflict Tracker, “Territorial Disputes in the South China Sea,” September 17, 2024, https://www.cfr.org/global-conflict-tracker/conflict/territorial-disputes-south-china-sea (accessed March 7, 2026).

22 Arms Trade Litigation Monitor, “Civil complaint by Yemeni nationals to seek injunctive relief and damages,” March 2023, https://armstradelitigationmonitor.org/case/civil-complaint-by-yemeni-nationals-to-seek-injunctive-relief-and-damages (accessed March 7, 2026).

23 Mike Corder, “Dutch high court orders government to reevaluate license to export F-35 fighter jet parts to Israel,” Associated Press, October 3, 2025, https://apnews.com/article/gaza-israel-netherlands-f35-ban-3e1a7ded35219e8611ad1eab10ab3c01 (accessed March 7, 2026).

24 Kanishka Singh and Gwladys Fouche, “US ‘very troubled’ by Norway wealth fund’s divestment from Caterpillar,” Reuters, September 4, 2025, https://www.reuters.com/sustainability/society-equity/us-very-troubled-by-norway-wealth-funds-divestment-caterpillar-2025-09-03 (accessed March 7, 2026).

25 Jodesz Gavilan, “GE Aerospace, Shield AI Team Up on Propulsion for New X-BAT VTOL Drone,” The Defense Post, November 7, 2025, https://thedefensepost.com/2025/11/07/ge-shield-ai-xbat/#:~:text=Features%20&%20Expert%20Opinion-,GE%20Aerospace%2C%20Shield

%20AI%20Team%20Up%20on%20Propulsion,New%20X%2DBAT%20VTOL%20Drone&text=GE%20Aerospace%20has%20partnered%20with,loyal%20wingman%20for%20crewed%20aircraft (accessed March 8, 2026).

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The purpose of this resolution is to gain greater clarity into GE Aerospace’s due diligence processes, specifically how the Company identifies, assesses, and addresses the potential risks of its products contributing to or being linked to such violations.

Growing Demand for Strong CAHRA Risk Management

The United Nations Guiding Principles on Business and Human Rights (UNGPs), which GE Aerospace references in its HRP, require companies to conduct “heightened” human rights due diligence (HRDD) in conflict-affected areas due to the acute nature of risks in these contexts. This evolving regulatory landscape is matched by growing concern among investors and corporate leaders. An August 2024 study by the Thinking Ahead Institute found that 84 percent of the 26 largest investors named “geopolitical confrontation” as a top-three systemic risk.26 Furthermore, a survey of 1,200 CEOs revealed that 97 percent had altered investment plans due to geopolitical volatility, and more than one-third relocated operations in response to conflict-related risks.27

Current Disclosures are Insufficient to Understand Mitigation of Material and Salient Risks

In its proxy statement, GE Aerospace argues that this resolution is unnecessary, claiming it will not provide new information and would constitute a waste of Company resources. To support this, the Company points to its internal compliance systems designed to ensure all sales of GE Aerospace products are permitted under “extensive international trade controls and sanctions regulations, including export controls, import controls, sanctions compliance and anti-boycott regulations.”

However, mere compliance with regulations designed “to support U.S. national security and foreign policy objectives” does not meet the HRDD standards required under the UNGPs, IHL, or international human rights norms. Aligning due diligence with international law and normative standards is particularly important in the current geopolitical climate, which is seeing an unprecedented rise in conflict, use of force, and civilian harm.

Beyond regulatory compliance, GE Aerospace also relies on its HRP and Human Rights Enterprise Standard to establish “minimum requirements for risk assessment, third-party due diligence, and escalation and remediation.” While the Filers applaud GE Aerospace for creating a human rights-centered due diligence framework regarding its supply chain—especially as it relates to conflict minerals—there is a lack of publicly available information describing the specific systems, standards, or process involved in its defense-related sales. Rather than relying on unsupported internal claims, the Filers seek an independent third-party review to ensure all salient and material risks are being properly identified, assessed, and mitigated.

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26 Thinking Ahead Institute, “World’s largest investors increasingly concerned on ‘systemic risks’,” August 1, 2024, https://www.thinkingaheadinstitute.org/news/article/worlds-largest-investors-increasingly-concerned-on-systemic-risks (accessed March 7, 2026).

27 EY, “The CEO Imperative: How will CEOs respond to a new recession reality?” January 2023, https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/private-business/documents/ey-ceo-outlook-pulse-survey-jan-2023-global-report.pdf https://assets.ey.com/

content/dam/ey-sites/ey-com/en_us/topics/ceo/ey-ceo-outlook-pulse-survey-january-2023-global-report.pdf

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Impact of Human Rights on Shareholders’ Broadly Diversified Portfolios

The request for a report on the implementation of GE Aerospace’s Human Rights Policy, specifically regarding exposure to human rights harms or violations of IHL in CAHRA, will allow the Company to participate in global efforts to address the macroeconomic threats posed by human rights abuses, geopolitical instability, and violations of international law in conflict zones. Given that the growth and stability of the economy are key drivers of long-term portfolio returns for diversified investors, enhanced HRDD in CAHRA is an important consideration for such investors, separate and apart from its impact on individual company performance.

From a portfolio-wide perspective, the relevance of this issue is clear: the financial return for diversified investors is driven predominantly by market performance rather than individual firm outcomes. Research underscores this point, finding that “more than 75 percent of the variability in the return to an investor is caused by systematic risk – that is, some combination of beta [overall market return] and of how much exposure an investor has to that beta.”28

Over long time periods, market performance is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy represented by the companies in the market.29 However, the social and environmental costs created by companies in pursuit of profits can burden the economy. This drag on gross domestic product directly reduces the return on a diversified portfolio over the long term.30

Response to Direct Mischaracterizations by the ADL and JLens

The Anti-Defamation League (ADL) and its affiliate, JLens, have filed an exempt solicitation that mischaracterizes this proposal in an attempt to politicize the shareholder process. This transparent effort to obstruct shareholders from supporting a neutral, globally recognized HRDD framework weaponizes corporate governance to stifle legitimate corporate accountability and transparency.

The opposition’s claim that Proposal 7 "targets" any single nation is factually unsupported and intellectually dishonest. As documented extensively in this memo, the risks at issue span across numerous CAHRA. Proposal 7 identifies a diverse set of examples regarding GE Aerospace’s exposure, including Egypt, India, Nigeria, Saudi Arabia, Turkey, the United Arab Emirates, and China. To suggest that a request for transparency across seven different global theaters is a "uniquely targeted" attack ignores the clear substance of the proposal in favor of a narrow political narrative.

Furthermore, JLens’s assertions grossly misrepresent the long-standing commitments of the General Assembly of the Presbyterian Church (U.S.A.) . For decades, the PC(USA) has been a steadfast advocate for:

•	The right of Israel to exist as a safe and secure homeland for the Jewish people.
•	The fundamental human rights and just treatment of the Palestinian people.
•	A negotiated two-state solution ensuring sovereignty and security for both peoples.

These convictions are rooted in our Christian faith, which calls us to affirm human rights for everyone, and for an end to violence and warfare everywhere. The General Assembly’s 2016 policy, “Israel-Palestine: For Human Values in the Absence of a Just Peace,” confirms this balanced, rights-based approach.31

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28 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, “What They Do with Your Money,” Yale University Press (2016).

29 Principles for Responsible Investment & UNEP Finance Initiative, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors,” Appendix IV, available at https://www.unepfi.org/industries/investment/universal-ownership-why-environmental-externalities-matter-to-institutional-investors-2/

30 See supra n.29.

31 Presbyterian Church (U.S.A.), “Israel-Palestine: For Human Values in the Absence of a Just Peace,
July 5, 2017, https://pcusa.org/resource/israel-palestine-human-values-absence-just-peace (accessed March 26, 2026).

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By opposing this resolution, JLens is effectively arguing that GE Aerospace should be exempt from the very UNGPs that the Company itself claims to uphold. Shareholders should recognize these accusations for what they are: an attempt to distract from material and legal risks by injecting highly politicized and divisive rhetoric into a standard corporate governance matter.

Conclusion

We therefore urge shareholders to vote FOR Item 7

For further information, please contact: Katie Carter at katie.carter@pcusa.org.

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